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Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in thousands, except ratios)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Excluding interest on deposits
Income before income taxes	$307,955	$253,616	$161,152	$50,163	$157,739
Equity investee income	(11,000)	(12,720)	(10,207)	(3,545)	(3,633)
Equity investee distributions	8,234	9,428	8,084	2,827	3,914
Preferred dividends of consolidated subsidiaries	—	(2,885)	(3,681)	(3,725)	(3,145)
Fixed charges:
Interest expense (1)	41,881	36,831	52,036	24,319	62,958
Interest within rental expense	15,195	13,015	13,149	12,286	11,913
Preferred dividends of consolidated subsidiaries	—	2,885	3,681	3,725	3,145

Total fixed charges	$57,076	$52,731	$68,866	$40,330	$78,016

Total earnings and fixed charges	$362,265	$300,170	$224,214	$86,050	$232,891

Fixed charges, as above	$57,076	$52,731	$68,866	$40,330	$78,016
Preferred stock dividends	—	—	3,008	34,285	3,225

Fixed charges including preferred stock dividends	$57,076	$52,731	$71,874	$74,615	$81,241

Ratio of earnings to fixed charges and preferred stock dividend requirements	6.35	5.69	3.12	1.15	2.87
Including interest on deposits
Total earnings and fixed charges, as above	$362,265	$300,170	$224,214	$86,050	$232,891
Add: Interest on deposits	14,042	33,685	49,030	60,429	122,990

Total earnings, fixed charges and interest on deposits	$376,307	$333,855	$273,244	$146,479	$355,881

Fixed charges, including preferred stock dividends, as above	$57,076	$52,731	$71,874	$74,615	$81,241
Add: Interest on deposits	14,042	33,685	49,030	60,429	122,990

Total fixed charges including preferred stock dividends and interest on deposits	$71,118	$86,416	$120,904	$135,044	$204,231

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.29	3.86	2.26	1.08	1.74

(1)
Includes interest expense on uncertain tax positions.

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  Exhibit 12
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements (in thousands, except ratios)